As filed with the U.S. Securities and Exchange Commission on May 4, 2007
Registration No. 333-123425

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
SIEMENS AKTIENGESELLSCHAFT
(Exact name of issuer of deposited securities as specified in its charter)
n/a
(Translation of issuer's name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Siemens Corporation
153 East 53rd Street
New York, New York 10022-4611
Tel.: (212) 258-4488
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Scott A. Ziegler, Esq.	General Counsel
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 United States of America Tel.: (212) 319-7600	Siemens Aktiengesellschaft Wittelsbacherplatz 2 D-80333 Munich Federal Republic of Germany Tel.: +49 89 63633370

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Siemens AG	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of
	Item Number	ADR Filed Herewith
	and Caption	as Prospectus

1.	Name of depositary and	Face, introductory paragraph
	address of its principal	and final sentence on face.
executive office

2.	Title of ADR and identity	Face, top center and
	of deposited securities	introductory paragraph

Terms of Deposit

	(i) The amount of deposited	Face, upper right corner
	securities represented by	and introductory
	one unit of ADRs	paragraph

	(ii) The procedure for voting,	Reverse, paragraph (13)
if any, the deposited securities

	(iii) The collection and	Face, paragraphs (4), (7) and
	distribution of dividends	(9); Reverse, paragraph (11)

	(iv) The transmission of	Face, paragraphs (4) and (9)
	notices, reports and	Reverse, paragraph (13)
proxy soliciting material

	(v) The sale or exercise of	Face, paragraphs (4) and (9);
	rights	Reverse, paragraph (11)

	(vi) The deposit or sale of	Face, paragraphs (4) and (7);
	securities resulting from	Reverse, paragraphs (11) and
	dividends, splits or plans	(14)
of reorganization

	(vii)	Amendment, extension or	Reverse, paragraphs (16)
		termination of the deposit	and (17) (no provision
		agreement	for extension)

	(viii)	Rights of holders of ADRs	Face, paragraph (2)
to inspect the transfer books
of the Depositary and the
lists of holders of ADRs

	(ix)	Restrictions upon the right	Face, paragraphs (1), (2),
		to deposit or withdraw the	(4) and (7)
underlying securities

	(x)	Limitation upon the liability	Reverse, paragraph (15)
of the Depositary and/or the
Company

3.		Description of all fees and	Face, paragraph (9)
charges which may be imposed
directly or indirectly against
the holders of ADRs

Item 2. AVAILABLE INFORMATION

Location in Form of
		Item Number	ADR Filed Herewith
		and Caption	as Prospectus

2(b)
Statement that Siemens Aktiengesellschaft is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission
Face, paragraph (10)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement. Deposit Agreement among Siemens Aktiengesellschaft, JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as an Exhibit to Registration Statement No. 333-13208 and is incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement, including form of ADR. Filed herewith as Exhibit (a)(2)

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed as an Exhibit to Registration Statement No. 333-123425 and is incorporated herein by reference .

(e)	Certification under Rule 466. Filed herewith as Exhibit (e)

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 4, 2007.

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Siemens AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on May 4, 2007.

SIEMENS AG

By: /s/Dr. Klaus Kleinfeld
Name: Dr. Klaus Kleinfeld
Title: President, Chief Executive Officer and
Chairman of the Managing Board

By: /s/Joe Kaeser
Name: Joe Kaeser
Title: Chief Financial Officer and
Member of the Corporate Executive Committee of the Managing Board

Know all persons by these presents that each officer or director whose signature appears below constitutes and appoints Dr. Klaus Kleinfeld, Joe Kaeser, Dr. Paul Hobeck, Dr. Ralf P. Thomas, Dominik Asam and Marcus Desimoni, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of May 4, 2007.

Name	Title

/s/Dr. Klaus Kleinfeld	President, Chief Executive Officer and
Dr. Klaus Kleinfeld	Chairman of the Managing Board

/s/Joe Kaeser	Chief Financial Officer and Member
Joe Kaeser	of the Corporate Executive Committee
of the Managing Board

Member of the Corporate Executive
Prof. Johannes Feldmayer	Committee of the Managing Board

/s/Rudi Lamprecht	Member of the Corporate Executive
Rudi Lamprecht	Committee of the Managing Board

/s/Eduardo Montes	Member of the Managing Board
Eduardo Montes

/s/Dr. Jürgen Radomski	Member of the Corporate Executive
Dr. Jürgen Radomski	Committee of the Managing Board

/s/Prof. Dr. Ehrich R. Reinhardt	Member of the Managing Board
Prof. Dr. Erich R. Reinhardt

/s/Prof. Dr. Hermann Requardt	Member of the Corporate Executive
Prof. Dr. Hermann Requardt	Committee of the Managing Board

/s/Dr. Uriel J. Sharef	Member of the Corporate Executive
Dr. Uriel J. Sharef	Committee of the Managing Board

/s/Prof. Dr. Klaus Wucherer	Member of the Corporate Executive
Prof. Dr. Klaus Wucherer	Committee of the Managing Board

/s/E. Robert Lupone	Authorized Representative in the
E. Robert Lupone	United States

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification